Filed by TS Innovation Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TS Innovation Acquisitions Corp.

Commission File No. 001-39688

Date: January 26, 2021

Below is the transcript of an interview with CNBC Squawk Box on January 25, 2021

Andrew Ross Sorkin: We’ve got more SPACs. We’re going to go SPAC to SPAC in this case. In this case we’re going to go to Latch, a smart lock company that’s pushing broader into smart home systems. It is going public through a SPAC today, and Robert Frank joins us today with the details and a special guest.

Robert Frank: Thank you, Andrew, and good morning. The SPAC attack does continue. Global real estate developer Tishman Speyer announcing earlier this morning it’s going to acquire real estate startup Latch. That’s in a SPAC deal valuing Latch at more than $1.5 billion. Joining us now in a CNBC exclusive interview is Rob Speyer. He is Tishman Speyer President and CEO. And Luke Schoenfelder, he’s Latch’s CEO and co-founder. Guys, thanks for joining us and congratulations on this deal this morning. I want to pick up where Joe left off with this whole SPAC sentiment and valuations and what it says about the market today. There are now I guess nearly 300 SPACs chasing $90 billion worth of deals. What do you make of the valuations? I guess Latch in 2019 was valued at $400 million. After this deal, it will be valued at $1.5 billion. Does that valuation, do these valuations make sense to you?

Rob Speyer: We’ve been a customer and investor in Latch for years, and our customers, the people who live in our buildings, they love the product. So we’ve rolled it out across our residential portfolio, and we think we can be a thought partner and a product incubator, help in the new markets like Europe, help in new verticals like commercial office. They’re a great company and our customers want it and that’s the bottom line.

Robert Frank: And even before this SPAC and this deal, Tishman Speyer had invested in about a dozen startup companies that are in property tech. You’ve said often that property and real estate are way behind the times when it comes to technology. What do you think needs improving in both commercial and real estate and where do you see the industry heading beyond Latch?

Rob Speyer: Well we’ve been a tech-phobic, tech-resistant industry for decades and now our customers are demanding it. They want us to make their lives easier, happier, more productive, and it’s going to be entrepreneurs like Luke and companies like Latch that are going to lead the way. They’re providing products that our customers demand, and as an industry, we need them as an R&D arm to help us achieve those ends.

Robert Frank: Luke, I want to bring you in. If you look at revenue in 2020 was around $18 million, you had a loss of $61 million, and yet the valuation of this company post deal will be $1.5 billion. What do you make of that valuation? Does it make sense?

Luke Schoenfelder: When you look at our revenue profile, so many of our deals sort of follow the way that our customers like to purchase products which is 18 to 24 months in advance. When you’re building a new building or renovating major parts of your portfolio, we’re there as a partner to develop the products that you’re going to need 18 months from now and for the next ten years. If you look at our booked revenue, we really look at that as the indicator of our growth and our forward progress and the customer excitement around our products. One out of ten apartments were built with our products last year. We’re just getting started and there’s so much more to come.

Robert Frank: Just quickly in terms of what you do. I know you started as a smart lock company. That’s such a crowded space. Now you’re into operating systems and software. What is the main product going forward and how many apartments or buildings do you see yourselves in in the next three to five years?

Luke Schoenfelder: We’ve actually always had the same vision and sort of the same focus. Our focus has always been to make buildings better places to live, work and visit and we’ve never sold to consumers. We’ve always been focused on buildings and the people who work there, the people who live there. That’s been our focus from the very beginning. With LatchOS, we’ve expanded far beyond access, into temperature control, lighting control, working with Google nest and integrating their products into out ecosystem, and lots of other partners as well. And so I think as you look at our growth going forward, it will be to add new modules to LatchOS and new ways to serve the resident. The average resident opens our app 4.6 times a day. It’s pretty incredible. Our ability to be a part of their everyday life is something we’re really excited about. We’re very excited about continuing to serve a broader market here in North America and then expanding new geographies and new verticals with these additional resources and the partnership with the Tishman Speyer team and Rob.

Rob Speyer: And one thing I would add. This deal has been validated by some of the great tech investors in the world like D1, Durable, Fidelity, Blackrock, Chamath, who are joining us in the PIPE in the transaction, and you couldn’t have a better endorsement of a SaaS business than investors like that.

Robert Frank: Yeah, no, I’d say you’ve got Brookfield which is the largest real estate company also investing so it is a good lineup. Before you go, I want to ask you about the future of New York City, Rob, you are one of the biggest landlords in New York City, and Luke, your company is actually based in New York City. Rob, you at one point advised the mayor, you’re very involved with the Real Estate Board of New York. What do you see is the future of New York City right now, and what is your biggest worry in the next year of things that could hurt that recovery.

Rob Speyer: Look, I’m a lifelong New Yorker. I grew up in the city of the ‘70s and ‘80s. I’ve seen us surmount some big challenges before, and I have no doubt we’re going to do it again. It’s going to take a tremendous effort from both the public and private sector. We’re all going to have to look beyond our self-interests and find common interests, but I know that we can do it. And frankly the fact that companies like Latch are born here and grow here is the greatest testament that there is no city in the world that has more talent and more potential.

Robert Frank: Great. Alright, Rob and Luke, thank you both for your time. Congratulations on the deal again. Andrew, back to you.

Below is an excerpt from an article posted on TechCrunch on January 25, 2021

Smart lock maker Latch teams with real estate firm to go public via SPAC

Brian Heater@bheater

This week, Latch becomes the latest company to join the SPAC parade. Founded in 2014, the New York-based company came out of stealth two years later, launching a smart lock system. Though, like many companies primarily known for hardware solutions, Latch says it’s more, offering a connected security software platform for owners of apartment buildings.

The company is set to go public courtesy of a merger with blank check company TS Innovation Acquisitions Corp. As far as partners go, Tishman Speyer Properties makes strategic sense here. The New York-based commercial real estate firm is a logical partner for a company whose technology is currently deployed exclusively in residential apartment buildings.

“With a standard IPO, you have all of the banks take you out to all of the big investors,” Latch founder and CEO Luke Schoenfelder tells TechCrunch. “We felt like there was an opportunity here to have an extra level of strategic partnership and an extra level of product expansion that came as part of the process. Our ability to go into Europe and commercial offices is now accelerated meaningfully because of this partnership.

The number of SPAC deals has increased substantially over the past several months, including recent examples like Taboola. According to Crunchbase, Latch has raised $152 million, to date. And the company has seen solid growth over the past year — not something every hardware or hardware adjacent company can say about the pandemic.

As my colleague Alex noted on Extra Crunch today, “Doing some quick match, Latch grew booked revenues 50.5% from 2019 to 2020. Its booked software revenues grew 37.1%, while its booked hardware top line expanded over 70% during the same period.”

“We’ve been a customer and investor in Latch for years,” Tishman Speyer President and CEO Rob Speyer tells TechCrunch. “Our customers — the people who live in our buildings — love the Latch product. So we’ve rolled it out across our residential portfolio […] I hope we can act as both a thought partner and product incubator for them.”

While the company plans to expand to commercial offices, apartment buildings have been a nice vertical thus far — meaning the company doesn’t have to compete as directly in the crowded smart home lock category. Among other things, it’s probably a net positive if you’re going head to head against, say Amazon. That the company has built in partners in real estate firms like Tishman Speyer is also a net positive.

Schoenfelder says the company is looking toward such partnerships as test beds for its technology. “Our products have been in the field for many years in multifamily. The usage patterns are going to be slightly different in commercial offices. We think we know how they’re going to be different, but being able to get them up and running and observe the interaction with products in the wild is going to be really important.”

The deal values Latch at $1.56 billion and is expected to close in Q2.

Below is an excerpt from an article posted on The Real Deal on January 26, 2021

Tishman Speyer seeks $250M for second blank-check firm – By E.B. Solomont

Rob Speyer hunts for second proptech deal

With the ink barely dry on a deal to take smart-lock maker Latch public, Tishman Speyer has launched a second blank-check firm.

Through Tishman Speyer Innovation Corp. II, a new special-purpose acquisition company, the New York-based commercial landlord is looking to raise $250 million for another proptech deal, it disclosed in a regulatory filing Tuesday. Over the past five years, Tishman has strategically invested in proptech startups.

“Building on these relationships, we believe our management team is able to generate opportunities that have attractive risk/reward profiles based on their valuations, structural characteristics and growth potential,” the filing said.

Tishman Speyer is one of the country’s biggest commercial landlords, with 78 million square feet of real estate. The company raised $300 million in October for its debut SPAC.

“We’ve been an industry that’s been technology-resistant for decades,” Tishman Speyer president and CEO Rob Speyer told The Real Deal on Monday. “Our customers are demanding more and better.”

On Monday, its first SPAC, TS Innovation Acquisitions Corp., said it would merge with Latch to take the smart-lock maker public in a deal valued at $1.56 billion. That deal will give Latch $510 million in cash, including $190 million from new investors including Chamath Palihapitiya, BlackRock, D1 Capital Partners and Fidelity.

The Latch IPO is the culmination of five years of investing in proptech startups, including VTS, OpenSpace, Agora and Lyric, an Airbnb-backed short-term rental startup that closed over the summer.

Speyer said raising a SPAC and merging with Latch was a “next step” in the company’s evolution as a tech investor.

“It allows us to engage with growth-equity stage companies, and help them access the public markets and become successful public companies,” he said.

According to an investor presentation, Latch is not yet profitable. It generated an estimated $18 million in net revenue in 2020. Last year, its net loss before earnings before interest, taxes, depreciation and amortization was $61 million in 2020.

Tishman is set to own 4 percent of Latch, valued at $60 million, according to the Wall Street Journal.

There are a dozen SPACs now chasing proptech deals, from ones launched by VC firms like Fifth Wall Ventures, to those backed by longtime real estate players like the Chera family’s Crown Acquisitions.

Overall, 67 blank-check firms have gone public this year, raising $19.2 billion, according to SPAC Insider. Last year, 248 SPACs went public, raising $83 billion.

Below is a social media post made on January 25, 2021

LINKEDIN

Below is a social media post made on January 25, 2021 LINKEDIN Jenny Wong Managing Director at Tishman Speyer 14h We are thrilled to partner with Luke Schoenfelder, Garth Mitchell and team - Congratulations to the Latch team on building a fantastic company Tishman Speyer 69.979 followers 21h We are excited to continue our partnership with building software platform Latch through a new merger. “We look forward to serving as an incubator, operational partner and launch customer as Latch develops and expands its exceptional product lines,”says our CEO Rob Speyer. http://on.wsj.com/3qOsCx1 WSJ News Exclusive | Smart-Lock Maker Latch to Use Tishman Speyer SPAC to Go... wsj.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between Latch and TSIA. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. TSIA intends to file a registration statement on Form S-4 that will include a proxy statement of TSIA and a prospectus of TSIA. The proxy statement/prospectus will be sent to all TSIA and Latch stockholders. TSIA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TSIA and Latch are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TSIA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by TSIA may be obtained free of charge from TSIA’s website at www.TSIAcorp.com or by written request to TSIA at TS Innovation Acquisitions Corp., 45 Rockefeller Plaza, 7th Floor, New York, NY 10111.

PARTICIPANTS IN SOLICITATION

TSIA and Latch and their respective directors and officers may be deemed to be participants in the solicitation of proxies from TSIA’s stockholders in connection with the proposed transaction. Information about TSIA’s directors and executive officers and their ownership of TSIA’s securities is set forth in TSIA’s filings with the SEC, including TSIA’s Registration Statement on Form S-1, which was filed with the SEC on November 5, 2020. To the extent that holdings of TSIA’s securities have changed since the amounts printed in TSIA’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS LEGEND

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Latch, Inc. (“Latch”) and TS Innovation Acquisitions Corp. (“TSIA”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Latch and the markets in which it operates, and Latch’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of TSIA’s securities, (ii) the risk that the transaction may not be completed by TSIA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TSIA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of TSIA and Latch, the satisfaction of the minimum trust account amount following redemptions by TSIA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger or the termination of any PIPE investor’s subscription agreement, (vi) the effect of the announcement or pendency of the transaction on Latch’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Latch or diverts management’s attention from Latch’s ongoing business operations and potential difficulties in Latch employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Latch, TSIA or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment, (x) the ability to maintain the listing of TSIA’s securities on the Nasdaq Capital Market (“Nasdaq”), (xi) the price of TSIA’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Latch plans to operate, variations in performance across competitors, changes in laws and regulations affecting Latch’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the amount of redemption requests made by TSIA’s public stockholders, (xiv) the ability of TSIA to issue equity or equity-linked securities in connection with the transaction or in the future, (xv) possible variances between the unaudited historical financial information Latch presents and its audited financial statements, when they become available and (xvi) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of TSIA’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by TSIA from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Latch and TSIA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Latch nor TSIA gives any assurance that either Latch or TSIA will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Latch or TSIA or any other person that the events or circumstances described in such statement are material.